Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, each dated March 1, 2025, and each included in this Post-Effective Amendment No. 99 to the Registration Statement (Form N-1A, File No. 333-184477) of Stone Ridge Trust (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated December 30, 2024, with respect to the financial statements and financial highlights of the Stone Ridge High Yield Reinsurance Fund (one of the series constituting Stone Ridge Trust) included in the Annual Report to Shareholders (Form N-CSR) for the year ended October 31, 2024, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 26, 2025